January 26, 2006


Via U.S. Mail and facsimile at (212) 688-1158

Marc Weitzen , Esq.
Icahn Associates
767 5th Avenue, Suite 4700
New York, New York 10153

Re:	Time Warner, Inc. (the "Company")
	Communications filed on Schedule 14A pursuant to Rule 14a-12
      Filed by Icahn Partners et al. on December 13 and December 19, 2005
	File No. 001-15062

Dear Mr. Weitzen:

      We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

 	Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone number listed at the end of this letter.

Schedule 14A filed on December 13, 2005

1. Please confirm that the participants, in future filings, will avoid issuing statements without factual foundation that directly or indirectly impugn the character, integrity or personal reputation of Time Warner`s sitting Board of Directors or make charges of improper or immoral conduct by the sitting Time Warner Board of Directors. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. While we would expect that the participants disclose the factual foundation for such assertions in future communications filed under cover of Schedule
14A, please immediately provide us with factual support for the following statement concerning the alleged secret dismissals of proposals to increase shareholder value:

"We believe that shareholders need full disclosure and facts...not more spin...while the Board secretly dismisses proposals to increase shareholder value..."

Schedule 14A filed on December 19, 2005

2. Please confirm that the participants, in future filings, will avoid issuing statements without factual foundation that directly make charges of illegal conduct by the sitting Time Warner Board of Directors. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. While we would expect that the participants disclose the factual foundation for such assertions in future communications filed under cover of Schedule 14A, please immediately provide us with factual support for the following statement concerning the alleged breach of fiduciary duty that will result upon execution of a contract with Google:

"On the eve of a proxy contest, I believe it would be a blatant breach of fiduciary duty to enter into an agreement with Google that would either foreclose the possibility of entering into a transaction that would be more beneficial to Time Warner shareholders or make such a transaction more difficult to achieve."

3. Explain to us why the impending proxy contest is relevant to the determination of whether or not a breach of fiduciary duty will occur. In addition, please identify for us the type of fiduciary duty that will be breached if Time Warner enters into an agreement as cited above.

4. We note the statement that Mr. Icahn, through his control of the Icahn Parties, "may be deemed to be the indirect beneficial owner" of 55,424,900 shares...of Time Warner common stock. Explain to us the circumstances under which Mr. Icahn would not be deemed to be the indirect beneficial owner of such shares. Alternatively, please confirm that future filings will not use the language "may be deemed" to describe Mr. Icahn`s beneficial ownership interest in the 55,424,900 shares.

5. We note the statement, "However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of such parties that it is the beneficial owner of any shares of Common Stock beneficially owned by any other parties, except as otherwise disclosed herein." Please advise us the basis upon which the Icahn Parties, as defined in your filing, have reported any beneficial ownership as required by Rule 14a-12(a)(1)(i) given the cited language above in general and "neither the fact of this filing" language in particular. See In the Matter of the Coca Cola Company, Exchange Act Release No.13655, January 21, 1977.

6. Please be advised the staff continues to evaluate the participants` compliance with Rule 14a-12(a)(1)(i) and may request that the filing parties clearly present their interests in a tabular format in a future filing.

Closing Comments

 	Please furnish a cover letter with your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

      Please direct any questions to me at (202) 551-3266.

Sincerely,



Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions